Notice to the Oslo Stock Exchange

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification – Bjørg Ven

Bjørg Ven, member of the Board of Orkla ASA, has on 13 March 2008 bought 2 500 shares in Orkla ASA at an average share price of NOK 62.40.

After this transaction, Bjørg Ven and her close associates own 10 000 shares in Orkla ASA.

Orkla ASA

Contact:
Rune Helland, SVP Orkla Investor Relations,
Tel: +47 2254 4411

Notice to the Oslo Stock Exchange

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

TRADE SUBJECT TO NOTIFICATION

On 13 March 2008, in connection with Orkla`s option programme, 15 000 options in Orkla-shares were exercised at a strike price of NOK 40,14

A total of 8 182 170 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1 400 000 underlying shares in the hedge-position related to the remaining 701 500 synthetic options of the cash bonus programme.

Orkla holds 21,987,390 of its own shares.

Orkla ASA

Contact:
Rune Helland, Investor Relations,
Tel.: +47 2254 4411

END